Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Huazhu Group Limited

華住集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

RECORD DATE FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of Huazhu Group Limited (the “Company”) announces that the record date for the purpose of determining the eligibility of the holders of the ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”) to attend and vote at the forthcoming annual general meeting of the Company (the “General Meeting”) will be on Wednesday, November 18, 2020, Hong Kong time (the “Ordinary Shares Record Date”). In order to be eligible to attend and vote at the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, November 18, 2020 Hong Kong time. All persons who are registered holders of the Ordinary Shares on the Ordinary Shares Record Date will be entitled to attend and vote at the General Meeting.

Holders of American Depositary Shares (the “ADSs”) issued by Citibank, N.A., as depositary of the ADSs, and representing the Ordinary Shares are not entitled to attend or vote at the General Meeting in person under the amended and restated articles of association of the Company. Holders of ADSs as of close of business on Wednesday, November 18, 2020, New York time (the “ADSs Record Date”, together with the Ordinary Shares Record Date, the “Record Date”), will be able to instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General  Meeting the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions that it has properly received from ADS holders who hold ADSs as of the ADS Record Date. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for Ordinary Shares on November 18, 2020, New York time, such holder of ADSs will not be able to instruct Citibank, N. A., as depositary of the ADSs, as to how to vote the Ordinary Shares represented by the canceled ADSs as described above, and will also not be a holder of those Ordinary Shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the General Meeting.

Details including the date and location of the General Meeting will be set out in the Company’s notice of General Meeting to be issued and provided to holders of the Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board

Huazhu Group Limited

JI Qi

Executive Chairman

Hong Kong, November 4, 2020

As at the date of this announcement, the board of directors of the Company comprises Mr. JI Qi, the Executive Chairman, Ms. ZHANG Min, Mr. Sébastien, Marie, Christophe BAZIN and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors; and Mr. Gaurav BHUSHAN as alternate director to Mr. Sébastien, Marie, Christophe BAZIN.